SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Re: Directorate
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Contact:                           Michel Perman
Phone:                             +44 (0) 207065 3942

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                         AMVESCAP PLC Executive Director

London--August 1, 2005-- AMVESCAP PLC today announces that Martin L. Flanagan has been appointed President, Chief Executive Officer and a Director of the Company.

There is nothing further to disclose for Martin L. Flanagan pursuant to Rule
16.4 of the Listing Rules of the UK Listing Authority.

At the date of his appointment Mr. Flanagan became interested in a total of 5 million ordinary shares of the Company in the form of restricted stock awards, of which 2.5 million shares vest as to one fourth over the first four anniversaries following the award date and 2.5 million shares which vest subject to the satisfaction of cumulative earning per share targets during a three year period. No financial consideration passed in relation to the grant of these awards. Mr Flanagan was also interested in 800 AMVESCAP shares which were held prior to the date of his appointment.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  1 August, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary